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Exhibit 99.3

Annual Audited Consolidated Financial Statements
(Prepared in accordance with United States GAAP)

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Agnico-Eagle Mines Limited:

        We have audited the effectiveness of Agnico-Eagle Mines Limited's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Agnico-Eagle Mines Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's report on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, Agnico-Eagle Mines Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2008 and 2007, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008, and our report dated March 25, 2009, expressed an unqualified opinion thereon.

Toronto, Canada	ERNST & YOUNG LLP
March 25, 2009	Chartered Accountants Licensed Public Accountants

 MANAGEMENT CERTIFICATION

        Agnico-Eagle Mines Limited (the "Company") will file with the New York Stock Exchange ("NYSE") on March 30, 2009, the annual written affirmation by its Chief Executive Officer, certifying that, as of the date of such affirmation, he was not aware of any violation by Agnico-Eagle Mines Limited of the NYSE's corporate governance listing standards. The Company has also filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of its public disclosures as Exhibits 12.01 and 12.02 to its annual report on Form 20-F for the year ended December 31, 2008.

        Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based upon its assessment, management concluded that, as of December 31, 2008, the Company's internal control over financial reporting was effective.

        The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Toronto, Canada March 25, 2009	By	/s/ SEAN BOYD Sean Boyd Vice Chairman and Chief Executive Officer
	By	/s/ DAVID GAROFALO David Garofalo Senior Vice-President, Finance and Chief Financial Officer

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Agnico-Eagle Mines Limited:

        We have audited the accompanying consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2008 and 2007, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agnico-Eagle Mines Limited at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with United States generally accepted accounting principles.

        As described in the "Summary of Significant Accounting Policies", the Company changed its method of accounting for uncertain tax positions as of January 1, 2007.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Agnico-Eagle Mines Limited's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2009 expressed an unqualified opinion thereon.

Toronto, Canada	ERNST & YOUNG LLP
March 25, 2009	Chartered Accountants Licensed Public Accountants

 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        These consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") are expressed in thousands of United States dollars ("US dollars"), except where noted, and have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). Since a precise determination of assets and liabilities depends on future events, the preparation of consolidated financial statements for a period necessarily involves the use of estimates and approximations. Actual results may differ from such estimates and approximations. The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality and within the framework of the significant accounting policies referred to below.

Basis of consolidation

        These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and entities in which it has a controlling financial interest after the elimination of intercompany accounts and transactions. The Company has a controlling financial interest if it owns a majority of the outstanding voting common stock or has significant control over an entity through contractual or economic interests of which the Company is the primary beneficiary.

Cash and cash equivalents

        Cash and cash equivalents include cash on hand and short-term investments in money market instruments with remaining maturities of three months or less at the date of purchase. Short-term investments are designated as held to maturity for accounting purposes and are carried at amortized cost, which approximates market value. Agnico-Eagle places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

Inventories

        Inventories consist of ore stockpiles, concentrates and supplies.

Stockpiles

        Stockpiles consist of coarse ore that has been mined and hoisted from underground or delivered from the open pit that is available for further processing and in-stope ore inventory in the form of drilled and blasted stopes ready to be mucked and hoisted to the surface. The stockpiles are measured by estimating the tonnage, contained ounces (based on assays) and recovery percentages (based on actual recovery rates achieved for processing similar ore). Specific tonnages are verified and compared to original estimates once the stockpile is milled. The ore stockpile is valued at the lower of net realizable value and mining costs incurred up to the point of stockpiling the ore. The net realizable value of stockpiled ore is assessed by comparing the sum of the carrying value plus future processing and selling costs to the expected revenue to be earned, which is based on the estimated volume and grade of stockpiled material.

        Mining costs include all costs associated with mining operations and are allocated to each tonne of stockpiled ore. Fully absorbed costs include direct and indirect materials and consumables, direct labour, utilities and amortization of mining assets incurred up to the point of stockpiling the ore. Royalty expenses and production taxes are included in production costs, but are not capitalized into inventory. Stockpiles are not intended to be long-term inventory items and are generally processed within twelve months of extraction. The decision to process stockpiled ore is based on a net smelter return analysis. The Company processes its stockpiled ore if its estimated revenue, on a per tonne basis and net of estimated smelting and refining costs, is greater than the related mining and milling costs. The Company has never elected to not process stockpiled ore and does not anticipate departing from this practice in the future. Stockpiled ore on the surface is exposed to the elements, but the Company does not expect its condition to deteriorate significantly as a result.

        In addition, companies in the mining industry may be required to remove overburden and other mine waste materials to access mineral deposits. During the development of a mine (before production begins), it is generally accepted practise that such costs are capitalized as part of the depreciable cost of building, developing and constructing the mine. The capitalized costs are typically amortized over the productive life of the mine using the units-of-production method. A mining company may continue to remove overburden and waste materials, and therefore incur stripping costs, during the production phase of the mine.

        In March 2005, the Financial Accounting Standards Board ratified Emerging Issues Task Force Issue No. 04-6 ("EITF 04-6") which addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of costs is appropriate only to the extent product inventory exists at the end of a reporting period. Agnico-Eagle adopted the provisions of EITF 04-6 on January 1, 2006. The impact of adoption was to decrease ore stockpile inventory by $8.4 million and increase future income and mining tax assets by $3.3 million. Adoption of EITF 04-6 had no impact on the Company's cash position or earnings.

Concentrates

        Concentrates inventories consist of concentrates for which legal title has not yet passed to custom smelters. Concentrates inventories are measured based on assays of the processed concentrates and are valued based on the lower of net realizable value and the fully absorbed mining and milling costs associated with extracting and processing the ore.

Supplies

        Supplies, consisting of mine stores inventory, are valued at the lower of average cost and replacement cost.

Deferred financing costs

        Deferred financing costs, which are included in other assets on the consolidated balance sheets and relate to the issuance of the Company's 4.50% convertible subordinated debentures due February 15, 2012 ("Convertible Debentures") that were fully redeemed by the Company for common shares in February 2007 and the Company's revolving credit facilities, are being amortized to income over the term of the related obligations. When the holders of the Company's Convertible Debentures exercised their conversion option, the common shares issued on such conversion were recorded at an amount equal to the aggregate of the carrying value of the long-term liability, net of the associated financing costs, with no gain or loss being recognized in income. The same principles were applied upon redemption of the Convertible Debentures by the Company.

Mining properties, plant and equipment and mine development costs

        Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when production begins, using the unit-of-production method, based on estimated proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

        Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred for the construction of projects are capitalized.

        Mine development costs incurred after the commencement of production are capitalized or deferred to the extent that these costs benefit the entire ore body. Costs incurred to access single ore blocks are expensed as incurred; otherwise, such vertical and horizontal developments are classified as mine development costs.

        Agnico-Eagle records depreciation on both plant and equipment and mine development costs used in commercial production on a unit-of-production basis based on the estimated proven and probable ore reserves of the mine. The unit-of-production method defines the denominator as the total proven and probable tonnes of reserves.

        Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon commencement of commercial production, the capitalized construction costs are transferred to the various categories of plant and equipment.

        Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the ore body on such property are capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the unit-of-production method mentioned above. Mine development costs, net of salvage values, relating to a property which is abandoned or considered uneconomic for the foreseeable future are written off.

        The carrying values of mining properties, plant and equipment and mine development costs are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine or development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable reserves. To the extent economic value exists beyond the proven and probable reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding metal prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows may affect the recoverability of long-lived assets.

Financial instruments

        Agnico-Eagle uses derivative financial instruments, primarily option and forward contracts, to manage exposure to fluctuations in metal prices, interest rates and foreign currency exchange rates. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

        The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in the consolidated statement of income or in shareholders' equity as a component of accumulated other comprehensive income (loss), depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness on a quarterly basis. Gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

Revenue recognition

        Revenue is recognized when the following conditions are met:

    (a)
    persuasive evidence of an arrangement to purchase exists;

    (b)
    the price is determinable;

    (c)
    the product has been delivered; and

    (d)
    collection of the sales price is reasonably assured.

        Revenue from gold and silver in the form of dore bars is recorded when the refined gold and silver is sold and delivered to the customer. Generally all the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

        Under the terms of the Company's concentrate sales contracts with third-party smelters, final prices for the metals contained in the concentrate are set based on the prevailing spot market metal prices on a specified future date based on the date that the concentrate is delivered to the smelter. The Company records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

        Revenues from mining operations consist of gold revenues, net of smelting, refining, transportation and other marketing charges. Revenues from byproduct sales are shown net of smelter charges as part of revenues from mining operations.

Foreign currency translation

        The functional currency for the Company's operations is the US dollar. Monetary assets and liabilities of Agnico-Eagle's operations denominated in a currency other than the US dollar are translated into US dollars using the exchange rate in effect at the year end. Non-monetary assets and liabilities are translated at historical exchange rates while revenues and expenses are translated at the average exchange rate during the year, with the exception of amortization, which is translated at historical exchange rates. Exchange gains and losses are included in income except for gains and losses on foreign currency contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedged transactions.

Reclamation costs

        On an annual basis, the Company assesses cost estimates and other assumptions used in the valuation of Asset Retirement Obligations ("ARO") at each of its mineral properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. For closed mines, any change in the fair value of AROs results in a corresponding charge or credit within other expense, whereas at operating mines the charge is recorded as an adjustment to the carrying amount of the corresponding asset. In 2008, the Company recorded adjustments of $13.6 million for changes in estimates of the AROs at our operating mines. AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure/ rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an ARO is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor whereas when expected cash flows decrease the reduced cash flows are discounted using the historical discount factor used in the original estimation of the expected cash flows, and then in both cases any change in the fair value of the ARO is recorded. Agnico-Eagle records the fair value of an ARO when it is incurred. AROs are adjusted to reflect the passage of time (accretion) calculated by applying the discount factor implicit in the initial fair value measurement to the beginning-of-period carrying amount of the AROs. For producing mines, accretion expense is recorded in the cost of goods sold each period. Upon settlement of an ARO, Agnico-Eagle records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in other (income) expense. Other environmental remediation costs that are not AROs as defined by FAS 143 are expensed as incurred.

Income and mining taxes

        Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, future income and mining tax bases of assets and liabilities are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

        Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, or FIN 48. FIN 48 requires the recognition of the effect of uncertain tax positions where it is more likely than not based on technical merits that the position would be sustained. The Company recognizes the amount of the tax benefit that has a greater than 50 percent likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in the year of such change. Accrued interest and penalties related to unrecognized tax benefits are recorded in income tax expense in the current year. The impact of the adoption of FIN 48 was to increase the Company's future income tax liability by $4.5 million.

Stock-based compensation

        Agnico-Eagle has two stock-based compensation plans. The Employee Stock Option Plan is described in note 7(a) and the Employee Share Purchase Plan is described in note 7(b) to the consolidated financial statements.

        In 2003, the Company prospectively adopted FAS 123, "Accounting for Stock-Based Compensation" as amended by FAS 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". These accounting standards recommend the expensing of stock option grants after January 1, 2003. The standards recommend that the fair value of stock options be recognized in income over the applicable vesting period as a compensation expense.

        The Company's Employee Stock Option Plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Share options have exercise prices equal to market price at the grant date or over the term of the applicable vesting period depending on the terms of the option agreements. The fair value of these stock options is recognized in the consolidated statement of income or in the consolidated balance sheet if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

        Fair value is determined using the Black-Scholes option valuation model which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is factored into the Company's reported diluted income (loss) per share.

Income per share

        Basic income per share is calculated on net income for the year using the weighted average number of common shares outstanding during the year. For years in which the Convertible Debentures were outstanding, diluted income per share was calculated on the weighted average number of common shares that would have been outstanding during such year had all Convertible Debentures been converted at the beginning of the year into common shares, if such conversions were dilutive. In addition, the weighted average number of common shares used to determine diluted income per share includes an adjustment for stock options outstanding and warrants outstanding using the treasury stock method. Under the treasury stock method:

  •
  the exercise of options or warrants is assumed to be at the beginning of the period (or date of issuance, if later);

  •
  the proceeds from the exercise of options or warrants, plus in the case of options the future period compensation expense on options granted on or after January 1, 2003, are assumed to be used to purchase common shares at the average market price during the period; and

  •
  the incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted earnings per share computation.

Pension costs and obligations and post-retirement benefits

        Prior to July 1, 1997, Agnico-Eagle had a defined benefit plan for its salaried employees, which was substantially converted to a defined contribution plan. In addition, Agnico-Eagle provides a non-registered supplementary executive retirement defined benefit plan for its senior officers. The executive retirement plan benefits are generally based on the employees' years of service and level of compensation. Pension expense related to the defined benefit plan is the net of the cost of benefits provided, the interest cost of projected benefits, return on plan assets and amortization of experience gains and losses. Pension fund assets are measured at current fair values. Actuarially determined plan surpluses or deficits, experience gains or losses and the cost of pension plan improvements are amortized on a straight-line basis over the expected average remaining service life of the employee group.

        Agnico-Eagle maintains a defined contribution plan covering all of its employees. The plan is funded by Company contributions based on a percentage of income for services rendered by employees. The Company does not offer any other post-retirement benefits to its employees.

        As of December 31, 2006, the Company adopted the provisions of FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("FAS 158"). FAS 158 required employers that sponsor one or more defined benefit plans to (i) recognize the funded status of a benefit plan in its statement of financial position, (ii) recognize the gains or losses and prior service costs or credits that arise during the period as a component of other comprehensive income, net of tax, (iii) measure the defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position, and (iv) disclose in the notes to the financial statements additional information about certain effects on net periodic cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The impact of adopting FAS 158 on the Consolidated Balance Sheets was as follows:

As at December 31, 2006	Before Application of FAS 158	Adjustment	After Application of FAS 158
Reclamation provision and other liabilities	$26,051	$1,406	$27,457
Deferred income tax liability	$170,087	$(396)	$169,691
Accumulated other comprehensive loss	$(16,989)	$(1,010)	$(17,999)
Total shareholders' equity	$1,253,415	$(1,010)	$1,252,405

Commercial Production

        The Company assesses each mine construction project to determine when a mine moves into production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant and its location. The Company considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into production stage. The criteria considered include: (1) completion of a reasonable period of testing of mine plant and equipment; (2) ability to produce minerals in saleable form (within specifications); and (3) ability to sustain ongoing production of minerals. When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for sustaining capital costs related to property, plant and equipment and underground mine development or reserve development.

Stripping Costs

        Pre-production stripping costs are capitalized until an "other than de minimis" level of mineral is produced, after which time such costs are either capitalized to inventory or expensed. The Company considers various relevant criteria to assess when an "other than de minimis" level of mineral is produced. The criteria considered include: (1) the number of ounces mined compared to total ounces in reserves; (2) the quantity of ore mined compared to the total quantity of ore expected to be mined over the life of the mine; (3) the current stripping ratio compared to the expected stripping ratio over the life of the mine; and (4) the ore grade compared to the expected ore grade over the life of the mine.

Other Accounting Developments

Recently Adopted Accounting Pronouncements

        In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands required disclosures about fair value measurements. The provisions of FAS 157 were adopted January 1, 2008. In February 2008, FASB staff issued Staff Position No. 157-2, "Effective Date of FASB Statement No. 157"

("FSP FAS 157-2"). FSP FAS 157-2 delayed the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The provisions of FSP FAS 157-2 are effective for the Company fiscal year beginning January 1, 2009.

        Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with the Company's investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

        The three levels of the fair value hierarchy under FAS 157 are:

  Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

  Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

  Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

        The following table sets out the Company's financial assets and liabilities measured at fair value within the fair value hierarchy.

	Total	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents(1)	99,381	94,664	4,717	—
Accounts receivable(1)	45,640	—	45,640	—
Available-for-sale securities(2)	70,383	70,383	—	—

	215,404	165,047	50,357	—

Financial liabilities:
Accounts payable(1)	139,795	—	139,795	—
Bank debt(3)	200,146	—	200,146	—
Derivative liabilities(4)	12,823	—	12,823	—

	352,764	—	352,764	—

(1)
Fair value approximates the carrying amounts due to the short-term nature.

(2)
Recorded at fair value using quoted market prices.

(3)
Recorded at cost. This line item also includes accrued interest.

(4)
Recorded at fair value based on broker-dealer quotations.

        Cash equivalents are classified as Level 2 of the fair value hierarchy because they are held to maturity and valued using interest rates observable at commonly quoted intervals. Cash equivalents are market securities with remaining maturities of three months or less at the date of purchase.

        The Company's available-for-sale equity securities are valued using quoted market prices in active markets and as such are classified as Level 1 of the fair value hierarchy. The fair value of these securities are calculated as the quoted market price of the security multiplied by the quantity of shares held by the Company.

        In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in the consolidated statement of income and a new cost basis for the investment is established. The Company assesses whether a decline in value is considered to be other-than-temporary by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. New evidence could become available in future periods which would affect this assessment and thus could result in material impairment charges with respect to those investments for which the cost basis exceeds its fair value.

        In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of FAS 159 were adopted January 1, 2008. The Company did not elect the Fair Value Option for any additional items.

        In June 2007, the Emerging Issues Task Force (the "EITF") reached consensus on Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11") EITF 06-11 requires that the tax benefit related to dividend and dividend equivalents paid on equity-classifed nonvested shares and nonvested share units, which are expected to vest, be recorded as an increase to additional paid-in capital. EITF 06-11 is to be applied prospectively for tax benefits on dividends declared in the Company's fiscal year beginning January 1, 2008. The adoption of this statement does not currently have an impact on the Company's consolidated financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements and Developments

        Under the SEC Staff Accounting Bulletin 74, the Company is required to disclose information related to new accounting standards that have not yet been adopted. The Company is currently evaluating the impact that the adoption of these statements will have on the Company's consolidated financial position, results of operations and disclosures.

        In December 2007, the FASB issued FASB Statement No. 160, "Non-controlling Interests in Consolidated Financial Statements" ("FAS 160"). FAS 160 establishes accounting and reporting standards for entities that have equity investments that are not attributable directly to the parent, called non-controlling interests or minority interests. Specifically, FAS 160 states where and how to report non-controlling interests in the consolidated statements of financial position and operations, how to account for changes in non-controlling interests and provides disclosure requirements. The provisions of FAS 160 are effective for the Company beginning January 1, 2009.

        In December 2007, the FASB issued FASB Statement No. 141(R), "Business Combinations" ("FAS 141(R)"). FAS 141(R) establishes how an entity accounts for the identifiable assets acquired, liabilities assumed, and any non-controlling interests acquired, how to account for goodwill acquired and determines what disclosures are required as part of a business combination. FAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, early adoption is prohibited.

        In March 2008, the FASB issued FASB Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). This statement requires entities to provide greater transparency about: (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. FAS 161 is effective for financial statements issued for fiscal years and interim period beginning after November, 15 2008. Comparative disclosures for earlier periods are not required.

        In 2008, the EITF reached consensus on Issue No. 08-3, "Accounting by Lessees for Maintenance Deposits under Lease Agreements" ("EITF 08-3"). EITF 08-3 requires that maintenance deposits should be considered a deposit when paid to the lessor if it is probable (as defined in FASB Concept Statement No. 6) that the deposits will be refunded to the lessee. The cost of maintenance activities should be expensed or capitalized by the lessee, as appropriate, when the underlying maintenance is performed. If it is determined that a maintenance deposit is unlikely to be refunded to the lessee, the deposit is recognized as additional rent expense. If it is probable at inception of the lease that a portion of the deposits will not be refunded, the lessee should recognize as expense a pro rata portion of the deposits as they are paid. The issue is effective for fiscal years beginning after December, 15 2008 and interim periods within those fiscal years. Early application is not permitted.

        In May 2008, the FASB issued Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FAS 133. Convertible debt instruments within the scope of FSP APB 14-1 are not addressed by the existing APB 14. FSP APB 14-1 requires that the liability and equity components of convertible debt instruments within the scope of FSP APB 14-1 be separately accounted for in a manner that reflects the entity's nonconvertible debt borrowing rate. This requires an allocation of the convertible debt proceeds between the liability component and the embedded conversion option (i.e., the equity component). The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component will be reported as a debt discount and subsequently amortized to earnings over the instrument's expected life using the effective interest method. FSP APB 14-1 is effective for the Company's fiscal year beginning January 1, 2009 and will be applied retrospectively to all periods presented.

        In June 2008, the EITF reached consensus on Issue No. 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock" ("EITF 07-5"). EITF 07-5 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock, which would qualify as a scope exception under FAS 133. EITF 07-5 is effective for the Company's fiscal years beginning January 1, 2009. Early adoption for an existing instrument is not permitted.

        In November 2008, the EITF reached consensus on Issue No. 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"), in which the accounting for certain transactions and impairment considerations involving equity method investments were clarified. The intent of EITF 08-6 is to provide guidance on (i) determining the initial carrying value of an equity method investment, (ii) performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, (iii) accounting for an equity method investee's issuance of shares, and (iv) accounting for a change in an investment from the equity method to the cost method. EITF 08-6 is effective for the Company's fiscal year beginning January 1, 2009 and is to be applied prospectively.

        In December 2008, the FASB issued Staff Position No. FAS 132(R)-1, "Employers' Disclosures about Post-Retirement Benefit Plan Assets" ("FSP FAS 132(R)-1"), which amends FASB Statement No. 132 "Employers' Disclosures about Pensions and Other Post-Retirement Benefits" ("FAS 132"), to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The objective of FSP FAS 132(R)-1 is to require more detailed disclosures about employers' plan assets, including employers' investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. FSP FAS 132(R)-1 is effective for the Company's fiscal year beginning January 1, 2009. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes.

        Based on recent announcements from the Canadian Securities Administrators and the Securities Exchange Commission, it is currently anticipated that as a Canadian issuer and existing US GAAP filer, the earliest date at which the Company will be required to adopt International Financial Reporting Standards ("IFRS") as its principal basis of accounting is for the year ending December 31, 2014. Therefore, financial statement comparative figures prepared under IFRS would be required for fiscal year 2013. The Company has initiated the work with transition to IFRS. A project organization with a project group and a steering committee has been established and a high level project plan has been formulated. The implementation of IFRS will be done through three distinct phases: (i) diagnostics, (ii) detailed IFRS analysis and conversion, and (iii) implement IFRS in daily business. Phase (i) has been completed and the start of phase (ii) will be decided in mid-2009. As a result of phase (i), a diagnostics report has been finalized with the primary objective to understand, identify and assess the overall effort required by the Company to produce financial information in accordance with the IFRS. The key areas for the diagnostics work was to review the 2007 consolidated financial statements of the Company and get a detailed understanding of the differences between IFRS and US GAAP to be able to identify potential system and process changes required as a result of converting to IFRS. The key issues found during the diagnostics were (i) first-time adoption of IFRS, (ii) property, plant and equipment, (iii) decommissioning and reclamation liabilities, (iv) impairment, (v) reserves and resources, and (vi) foreign currency translation.

Comparative figures

        Certain items in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2008 consolidated financial statements.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

	As at December 31,
	2008	2007
ASSETS
Current
Cash and cash equivalents	$68,382	$314,794
Short-term investments	—	78,770
Restricted cash (note 14)	30,999	2,455
Trade receivables (note 1)	45,640	79,419
Inventories:
Ore stockpiles	24,869	5,647
Concentrates	5,013	1,913
Supplies	40,014	15,637
Available-for-sale securities (note 2(a))	70,383	38,006
Other current assets (note 2(a))	65,994	53,119

Total current assets	351,294	589,760
Other assets (note 2(b))	8,383	16,436
Future income and mining tax assets (note 8)	21,647	5,905
Property, plant and mine development, net (note 3)	2,997,500	2,123,397

	$3,378,824	$2,735,498

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (note 10)	$139,795	$108,227
Interest payable	146	—
Dividends payable	28,304	26,280
Income taxes payable (note 8)	4,814	—

Total current liabilities	173,059	134,507

Fair value of derivative financial instruments (note 15)	12,823	—

Bank debt (note 4)	200,000	—

Reclamation provision and other liabilities (note 5)	71,770	57,941

Future income and mining tax liabilities (note 8)	403,416	484,116

SHAREHOLDERS' EQUITY
Common shares (note 6(a))
Authorized — unlimited
Issued — 154,808,918 (2007 — 142,403,379)	2,299,747	1,931,667
Stock options	41,052	23,573
Warrants (notes 6(c) and 6(e))	24,858	—
Contributed surplus	15,166	15,166
Retained earnings	157,541	112,240
Accumulated other comprehensive loss (note 6(f))	(20,608)	(23,712)

Total shareholders' equity	2,517,756	2,058,934

	$3,378,824	$2,735,498

Contingencies and commitments (notes 12 and 13(b))

On behalf of the Board:

Sean Boyd C.A., Director	Mel Leiderman C.A., Director

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars, except per share amounts, US GAAP basis)

	Years ended December 31,
	2008	2007	2006
REVENUES
Revenues from mining operations (note 1)	$368,938	$432,205	$464,632
Interest and sundry income	11,721	25,142	21,797

	380,659	457,347	486,429
COSTS AND EXPENSES
Production	186,862	166,104	143,753
Exploration and corporate development	34,704	25,507	30,414
Equity loss in junior exploration companies	—	—	663
Amortization of plant and mine development	36,133	27,757	25,255
General and administrative	47,187	38,167	25,884
Write-down of available-for-sale securities	74,812	—	—
Gain on sale of available-for-sale securities (note 2(a))	(25,626)	(4,088)	(24,118)
Loss on derivative financial instruments	—	5,829	15,148
Provincial capital tax	5,332	3,202	3,758
Interest (note 4)	2,952	3,294	2,902
Foreign currency translation (gain) loss	(77,688)	32,297	2,127

Income before income, mining and federal capital taxes	95,991	159,278	260,643
Income and mining tax (note 8)	22,824	19,933	99,306

Net income for the year	$73,167	$139,345	$161,337

Net income per share — basic (note 6(g))	$0.51	$1.05	$1.40

Net income per share — diluted (note 6(g))	$0.50	$1.04	$1.35

Comprehensive income:
Net income for the year	$73,167	$139,345	$161,337

Other comprehensive income (loss):
Unrealized (loss) on hedging activities	(8,888)	—	—
Unrealized gain (loss) on available-for-sale securities	(911)	(5,436)	1,067
Adjustments for derivative instruments maturing during the year	—	1,653	(2,167)
Adjustments for realized gains (losses) on available-for-sale securities due to dispositions during the year	8,997	(1,918)	(12,506)
Change in unrealized gain (loss) on pension liability (note 5(c))	1,822	(16)	—
Tax effect of other comprehensive income items	2,084	4	1,241

Other comprehensive income (loss) for the year	3,104	(5,713)	(12,365)

Comprehensive income for the year	$76,271	$133,632	$148,972

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)

	Common Shares
			Stock Options Outstanding		Contributed Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss
	Shares	Amount		Warrants
Balance December 31, 2005	97,836,954	$764,659	$2,869	$15,732	$15,128	$(138,697)	$(4,624)
Shares issued under Employee Stock Option Plan (note 7(a))	1,805,085	28,217	—	—	—	—	—
Stock options	—	—	3,015	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	146,249	4,711	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	1,226,000	30,749	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	5,003	22	—	—	—	—	—
Shares issued for holder conversions of convertible debentures	9,483,709	129,910	—	—	—	—	—
Shares issued on exercise of warrants	4,000	85	—	(9)	—	—	—
Shares issued for purchase of Pinos Altos project (note 9(a))	2,063,635	34,310	—	—	—	—	—
Shares issued under public offering	8,455,000	237,991	—	—	—	—	—
Net income for the year	—	—	—	—	—	161,337	—
Dividends declared ($0.12 per share) (note 6(a))	—	—	—	—	—	(14,523)	—
Stockpile inventory adjustment, net of tax (EITF 04-6)	—	—	—	—	—	(5,102)	—
Other comprehensive loss for the year	—	—	—	—	—	—	(12,365)
Adjustment for unrecognized loss on pension liability upon application of FASB Statement No. 158	—	—	—	—	—	—	(1,010)

Balance December 31, 2006	121,025,635	1,230,654	5,884	15,723	15,128	3,015	(17,999)

Shares issued under Employee Stock Option Plan (note 7(a))	536,116	10,232	—	—	—	—	—
Stock options	—	—	17,689	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	167,378	7,100	—	—	—	—	—
Shares issued for purchase of Cumberland Resources Ltd. (note 9(b))	13,768,510	536,556	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	32,550	812	—	—	—	—	—
Shares issued on exercise of warrants	6,873,190	146,313	—	(15,723)	38	—	—
Net income for the year	—	—	—	—	—	139,345	—
Dividends declared ($0.18 per share) (note 6(a))	—	—	—	—	—	(25,633)	—
Future tax asset adjustment upon the adoption of FIN 48 (note 8)	—	—	—	—	—	(4,487)	—
Other comprehensive loss for the year	—	—	—	—	—	—	(5,713)

Balance December 31, 2007	142,403,379	1,931,667	23,573	—	15,166	112,240	(23,712)

Shares issued under Employee Stock Option Plan (note 7(a))	1,340,484	41,392	—	—	—	—	—
Stock options	—	—	17,479	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	154,998	9,545	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	779,250	22,042	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	30,807	2,210	—	—	—	—	—
Shares issued under public offering (note 6(d))	900,000	34,200	—	—	—	—	—
Shares issued under private placement of units (note 6(c))	9,200,000	258,691	—	24,858	—	—	—
Net income for the year	—	—	—	—	—	73,167	—
Dividends declared ($0.18 per share) (note 6(a))	—	—	—	—	—	(27,866)	—
Other comprehensive income for the year	—	—	—	—	—	—	3,104

Balance December 31, 2008	154,808,918	$2,299,747	$41,052	$24,858	$15,166	$157,541	$(20,608)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

	Years ended December 31,
	2008	2007	2006
Operating activities
Net income for the year	$73,167	$139,345	$161,337
Add (deduct) items not affecting cash:
Amortization of plant and mine development	36,133	27,757	25,255
Future income and mining taxes	16,681	16,380	81,993
Loss (gain) on sale of available-for-sale securities, net	49,186	(4,088)	(24,118)
Gain on Contact Diamond Corporation	—	—	(7,361)
Stock based compensation	16,061	12,155	5,391
Foreign currency translation loss (gain)	(77,688)	32,297	2,127
Other	1,548	14,921	(7,230)
Changes in non-cash working capital balances
Trade receivables	33,779	5,568	(28,683)
Income taxes (payable)/recoverable	4,814	(14,231)	21,954
Inventories	(45,904)	(1,187)	(2,493)
Other current assets	(24,334)	(39,055)	(4,422)
Accounts payable and accrued liabilities	34,492	55,661	4,745
Interest payable	146	—	(2,243)

Cash provided by operating activities	118,081	245,523	226,252

Investing activities
Additions to property, plant and mine development	(908,853)	(523,793)	(149,185)
Purchase of gold derivatives (note 9(b))	—	(15,875)	—
Cash acquired on acquisition of Cumberland Resources Ltd. net of transaction costs (note 9(b))	—	84,207	—
Acquisition of Pinos Altos property	—	—	(32,500)
Recoverable value-added tax on acquisition of Pinos Altos property	—	9,750	(9,750)
Purchase of Stornoway Diamond Corporation debentures	10,720	(8,519)	—
Investment in Stornoway Diamond Corporation	—	—	(19,784)
Decrease (increase) in short-term investments	78,770	91,272	(110,215)
Net proceeds on available-for-sale securities	43,583	5,393	34,034
Purchase of available-for-sale securities	(113,225)	(13,079)	(12,323)
Increase in restricted cash	(28,544)	(2,455)	—

Cash used in investing activities	(917,549)	(373,099)	(299,723)

Financing activities
Dividends paid	(23,779)	(13,406)	(3,166)
Repayment of capital lease obligations	(16,178)	(3,418)	—
Proceeds from bank debt	300,000	—	—
Repayment of bank debt	(100,000)	—	—
Common shares issued	376,265	144,138	301,745
Warrants issued	24,858	—	—

Cash provided by financing activities	561,166	127,314	298,579

Effect of exchange rate changes on cash and cash equivalents	(8,110)	26,481	2,312

Net increase (decrease) in cash and cash equivalents during the year	(246,412)	26,219	227,420
Cash and cash equivalents, beginning of year	314,794	288,575	61,155

Cash and cash equivalents, end of year	$68,382	$314,794	$288,575

Supplemental cash flow information:
Interest paid during the year	$6,345	$2,406	$4,214

Income, mining and capital taxes paid during the year	$3,802	$22,138	$1,405

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

1.     TRADE RECEIVABLES AND REVENUES FROM MINING OPERATIONS

  Trade receivables are recognized once the transfer of ownership for the metals sold has occurred and reflect the amounts owing to the Company in respect of its sales of bullion or concentrates to third parties prior to the satisfaction in full of payment obligations of the third parties.

	2008	2007
Bullion awaiting settlement	$—	$122
Concentrates awaiting settlement	45,640	79,297

	$45,640	$79,419

	2008	2007	2006
Revenues from mining operations (thousands):
Gold	$227,576	$171,537	$159,815
Silver	59,398	70,028	58,262
Zinc	54,364	156,340	211,871
Copper	27,600	34,300	34,684

	$368,938	$432,205	$464,632

  All revenues in the above totals are attributable to the Company's Canadian operations.

  In 2008, precious metals accounted for 78% of Agnico-Eagle's revenues from mining operations (2007 — 56%; 2006 — 47%). The remaining revenues from mining operations consisted of net byproduct revenues. In 2008, these net byproduct revenues as a percentage of total revenues from mining operations consisted of 15% zinc (2007 — 36%; 2006 — 45%) and 7% copper (2007 — 8%; 2006 — 8%).

2.     OTHER ASSETS

  (a)
  Other current assets

	2008	2007
Federal, provincial and other sales taxes receivable	$52,669	$24,369
Interest receivable	154	2,140
Prepaid expenses	3,880	1,506
Employee loans receivable	2,530	926
Government refundables	572	17,776
Other	6,189	6,402

	$65,994	$53,119

    In 2008, the Company realized $40.5 million (2007 — $5.4 million; 2006 — $35.9 million) in proceeds and recorded a gain of $25.6 million (2007 — $4.1 million; 2006 — $24.1 million) in the consolidated statements of income on the sale of available-for-sale securities. $25.1 million of the gain is due to the sale of 5,524,862 shares in Gold Eagle Mines Limited to Goldcorp Inc. Available-for-sale securities consist of equity securities whose cost basis is determined using the average cost method. Available-for-sale securities are carried at fair value determined as follows:

	2008	2007
Cost	$68,691	$44,401
Unrealized gains	1,692	4,933
Unrealized losses	—	(11,328)

Estimated fair value of available-for-sale securities	$70,383	$38,006

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

2.     OTHER ASSETS (Continued)

  (b)
  Other assets

	2008	2007
Deferred financing costs, less accumulated amortization of $1,192 (2007 — $960)	$5,126	$3,224
Stornoway Diamond Corporation debentures (note 11)	—	10,120
Finnish government grants	2,981	2,643
Other	276	449

	$8,383	$16,436

    The Company has a commitment to repay a portion of the grant made by the Finnish Government to the Company, should the Kittila Mine not be in operation by 2013. Management currently expects that the Kittila Mine will commence commercial production in the second quarter of 2009.

3.     PROPERTY, PLANT AND MINE DEVELOPMENT

	2008			2007
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Mining properties	$1,192,079	$24,469	$1,167,610	$1,108,449	$20,197	$1,088,252
Plant and equipment	541,081	135,794	405,287	351,663	116,862	234,801
Mine development costs	288,923	94,465	194,458	261,613	80,792	180,821
Construction in progress:
Goldex mine project	—	—	—	186,302	—	186,302
LaRonde Mine extension	83,340	—	83,340	46,716	—	46,716
Pinos Altos mine project	212,751	—	212,751	41,313	—	41,313
Meadowbank mine project	479,392	—	479,392	168,374	—	168,374
Kittila mine project	302,954	—	302,954	114,052	—	114,052
Lapa mine project	151,708	—	151,708	62,766	—	62,766

	$3,252,228	$254,728	$2,997,500	$2,341,248	$217,851	$2,123,397

  Geographic Information

	Net Book Value 2008	Net Book Value 2007
Canada	$2,217,634	$1,705,212
Finland	494,574	304,386
Mexico	283,032	111,594
U.S.A	2,260	2,205

Total	$2,997,500	$2,123,397

  In 2008, Agnico-Eagle capitalized $0.8 million of costs (2007 — $0.8 million) and recognized $0.6 million of amortization expense (2007 — $0.5 million) related to computer software. The unamortized capitalized cost for computer software at the end of 2008 was $5.6 million (2007 — $5.4 million).

  The Company has made leasehold improvements amounting to $3.3 million, which is being amortized straight-line over the life of the lease plus one renewal period.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

4.     BANK DEBT

  The Company entered into a credit agreement on January 10, 2008 with a group of financial institutions relating to a new $300 million unsecured revolving credit facility (the "First Credit Facility"); the Company's previous $300 million secured revolving credit facility was terminated. The First Credit Facility matures on January 10, 2013, however, the Company, with the consent of lenders representing 66 2/3% of the aggregate commitments under the facility, has the option to extend the term of this facility for additional one-year terms.

  On September 4, 2008, the Company entered into a further credit agreement with a separate group of financial institutions relating to an additional $300 million unsecured revolving credit facility (the "Second Credit Facility" and together with the First Credit Facility, the "Credit Facilities"). The Second Credit Facility matures on September 4, 2010.

  Payment and performance of the Company's obligations under each of the Credit Facilities are guaranteed by certain material subsidiaries of the Company. The restrictive covenants and events of default under each of the Credit Facilities are identical. Each of the Credit Facilities contains covenants that restrict, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances, sell material assets and carry on a business other than a mining business. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. In addition, each of the Credit Facilities requires the Company to utilize funds available under the Credit Facilities on a pro rata basis, subject to a permitted utilization differential threshold and exclusion of advances under the First Credit Facility that are letters of credit or swing line advances. At December 31, 2008, the Credit Facilities were drawn down by $200 million. These drawdowns, together with outstanding letters of credit under the First Credit Facility, decrease the amounts available under the Credit Facilities such that $343 million was available for future drawdowns at December 31, 2008.

  For the year ended December 31, 2008, interest expense was $3.0 million (2007 — $3.3 million; 2006 — $2.9 million) and cash interest payments were $6.3 million (2007 — $2.4 million; 2006 — $4.2 million). In 2008, cash interest on the Credit Facilities was $4.6 million (2007 — nil; 2006 — nil) and cash standby fees on the Credit Facilities were $1.2 million (2007 — $2.3 million; 2006 — $1.3 million). In 2008, $4.6 million (2007 — nil; 2006 — $0.3 million) of the interest expense was capitalized to construction in progress. The Company's weighted average interest rate on all of its bank debt as at December 31, 2008 was 3.77% (2007 — n/a; 2006 — n/a).

5.     RECLAMATION PROVISION AND OTHER LIABILITIES

  Reclamation provision and other liabilities consist of the following:

	2008	2007
Reclamation and closure costs (note 5(a))	$52,125	$44,690
Goldex Mine government grant (note 5(b))	2,413	—
Pension benefits (note 5(c))	5,153	6,786
Long-term portion of capital lease obligations (note 13)	12,079	6,465

	$71,770	$57,941

  (a)
  Reclamation and closure costs

    Reclamation estimates are based on current legislation, third party estimates and feasibility study calculations. All of the accrued reclamation and closure costs are long-term in nature and thus no portion of these costs has been reclassified to current liabilities. The Company does not currently have assets that are restricted for the purposes of settling these obligations.

    The following table reconciles the beginning and ending carrying amounts of the asset retirement obligations.

	2008	2007
Asset retirement obligations, beginning of year	$44,690	$22,073
Current year additions and changes in estimate	13,698	17,829
Current year accretion	1,363	1,319
Foreign exchange revaluation	(7,626)	3,469

Asset retirement obligations, end of year	$52,125	$44,690

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

5.     RECLAMATION PROVISION AND OTHER LIABILITIES (Continued)

    The Company made a change in its accounting estimate with regard to reclamation and closure costs driven primarily by an increase in the estimated input costs. The change in estimate has not had an impact on the current year's consolidated statements of income and comprehensive income but has had an impact on the consolidated balance sheet as the current year's revisions have increased the asset retirement obligation and have also increased the Company's costs for property, plant and mine development. The increase of costs for property, plant and mine development will have an impact on the Company's statements of income and comprehensive income in future periods through increased accretion expense and amortization expense.

  (b)
  Goldex Mine grant

    The Company has received funds (the "grant") from the Quebec government in respect of the construction of the Goldex Mine. The Company has agreed to repay a portion of the grant to the Quebec government, to a maximum amount of 50% of the grant. The repayment amount is calculated and paid annually for fiscal years 2010, 2011 and 2012 if the agreed criteria are met. For each of these three years, if the yearly average gold price is higher than $620 per ounce, 50% of one third of the grant must be repaid. The Company believes the gold price will be higher than $620 per ounce during the years 2010, 2011 and 2012 and that the criteria for recognition of a loss contingency accrual in accordance with FAS 5 has been met.

  (c)
  Pension benefits

    Effective July 1, 1997, Agnico-Eagle's defined benefit pension plan for active employees (the "Employees Plan") was converted to a defined contribution plan. Employees who retired prior to that date remain in the Employees Plan. In addition, Agnico-Eagle provides a non-registered executive supplementary defined benefit plan for certain senior officers (the "Executives Plan"). The funded status of the Executives Plan is based on actuarial valuations as of July 1, 2008 and projected to December 31, 2008. The funded status of the Employees Plan in 2007 was based on an actuarial valuation as of January 1, 2006 and projected to December 31, 2007. During 2008 however, the Employees Plan was closed as a result of annuities having been purchased for all remaining members. Recognition of the settlement has been reflected in the 2008 net periodic pensions cost.

    The components of Agnico-Eagle's net pension plan expense are as follows:

	2008	2007	2006
Service cost — benefits earned during the year	$452	$429	$399
(Gain) loss due to settlement	761	—	(16)
Prior service cost	24	24	23
Interest cost on projected benefit obligation	549	466	384
Return on plan assets	(156)	(171)	(166)
Amortization of net transition asset, past service liability and net experience gains	(11)	(25)	(22)

Net pension plan expense	$1,619	$723	$602

    Assets for the Executives Plan consist of deposits on hand with regulatory authorities which are refundable when benefit payments are made or on the ultimate wind-up of the plan. The accumulated benefit obligation for this plan at December 31, 2008 was $4.5 million (2007 — $6.8 million). At the end of 2008, the remaining unamortized net transition obligation was $0.8 million (2007 — $1.0 million) for the Executives Plan and the net transition asset was $0.1 million (2007 — $0.2 million) for the Employees Plan.

    The following table provides the net amounts recognized in the consolidated balance sheets as of December 31:

	Pension Benefits 2008		Pension Benefits 2007
	Employees	Executives	Employees	Executives
Liability (asset)	$(110)	$—	$(495)	$—
Accrued employee benefit liability	—	4,895	—	5,624
Accumulated other comprehensive income (loss):
Initial transition obligation (asset)	—	830	(186)	1,017
Past service liability	—	126	—	140
Net experience (gains) losses	—	(1,356)	446	5

Net liability (asset)	$(110)	$4,495	$(235)	$6,786

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

5.     RECLAMATION PROVISION AND OTHER LIABILITIES (Continued)

    The following table provides the components of the expected recognition in 2009 of amounts in accumulated other comprehensive loss:

	Employees	Executives
Transition obligation (asset)	$—	$138
Past service cost or credit	—	21
Net actuarial gain or loss	—	(132)

	$—	$27

    The funded status of the Employees Plan and the Executives Plan for 2008 and 2007 is as follows:

	2008		2007
	Employees	Executives	Employees		Executives
Reconciliation of the market value of plan assets
Fair value of plan assets, beginning of year	$2,487	$1,226	$2,341		$897
Agnico-Eagle's contribution	—	349	—		310
Actual return on plan assets	96	—	(67)		—
Benefit payments	(178)	(174)	(185)		(155)
Other	—	—	—		—
Divestitures	(2,096)	—	—		—
Effect of exchange rate changes	(199)	(259)	398		174

Fair value of plan assets, end of year	$110	$1,142	$2,487		$1,226

Reconciliation of projected benefit obligation
Projected benefit obligation, beginning of year	$2,252	$8,012	$2,072		$6,280
Service costs	—	452	—		429
Interest costs	110	440	108		358
Actuarial losses (gains)	78	(1,561)	(98)		34
Benefit payments	(178)	(284)	(185)		(264)
Settlements	(2,096)	—	—		—
Effect of exchange rate changes	(166)	(1,422)	355		1,175

Projected benefit obligation, end of year	$—	$5,637	$2,252		$8,012

Excess (deficiency) of plan assets over projected benefit obligation	$110	$(4,495)	$235		$(6,786)

Comprised of:
Unamortized transition asset (liability)	$—	$(830)	$186		$(1,017)
Unamortized net experience gain (loss)	—	1,230	(446)		(145)
Accrued assets (liabilities)	110	(4,895)	495		(5,624)

	$110	$(4,495)	$235		$(6,786)

Weighted average discount rate	n.a.	7.00%	5.50%		5.50%
Weighted average expected long-term rate of return	n.a.	n.a.	7.00	%(i)	n.a.
Weighted average rate of compensation increase	n.a.	3.00%	n.a.		3.00%
Estimated average remaining service life for the plan (in years)	n.a.	6.0 (ii)	12.0		7.0 (ii)

Notes:

(i)
Long-term rates of return were determined using, as a basis, rates for high quality debt instruments adjusted for historical rates of return actually achieved.

(ii)
Estimated average remaining service life for the Executives Plan was developed for individual senior officers.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

5.     RECLAMATION PROVISION AND OTHER LIABILITIES (Continued)

    The estimated benefits to be paid from each plan in the next ten years are presented below. As the Employees Plan was settled in 2008, no benefits are payable:

Executives
2009	$109
2010	$109
2011	$109
2012	$364
2013	$415
2014 - 2018	$2,074

    In addition to the Employees Plan and the Executives Plan, the Company has two defined contribution pension plans. Under the basic plan (the "Basic Plan"), Agnico-Eagle contributes 5% of each employee's base employment compensation to a defined contribution plan. The expense in 2008 was $5.3 million (2007 — $4.3 million; 2006 — $3.0 million). In addition to the Basic Plan, effective January 1, 2008 the Company adopted the supplemental plan for designated executives at the level of Vice-President or above. Under this plan, an additional 10% of the designated executives earnings for the year (including salary and short-term bonus) is contributed by the Company. In 2008, $0.7 million was contributed to the supplemental plan.

6.     SHAREHOLDERS' EQUITY

  (a)
  Common shares

    In 2008, the Company declared dividends on its common shares of $0.18 per share (2007 — $0.18 per share; 2006 — $0.12 per share).

  (b)
  Flow-through common share private placements

    In 2008, Agnico-Eagle issued 779,250 (2007 — nil; 2006 — 1,226,000) common shares under flow-through share private placements for total proceeds of $43.5 million (2007 — nil; 2006 — $35.3 million), net of share issue costs. Effective December 31, 2008, the Company renounced to its investors C$54.5 million (2007 — C$10.1; 2006 — C$40.2 million) of such expenses for income tax purposes. The Company has an obligation to incur $31 million in exploration expenditures related to the expenditures previously renounced.

    The difference between the flow-through share issuance price and the market price of Agnico-Eagle's shares at the time of purchase is recorded as a liability at the time the flow-through shares are issued. This liability terminates when the exploration expenditures are renounced to investors. The difference between the flow-through share issuance price and market price reduces the future tax expense charged to income as this difference represents proceeds received by the Company for the sale of future tax deductions to investors in the flow-through shares.

    Subsequent to period-end, the Company issued 183,900 common shares under flow-through share private placements for total proceeds of C$16.6 million. The Company has an obligation to incur C$16.6 million in exploration expenditures and to renounce such expenditures to the investors of these flow-through shares.

  (c)
  Private placement of units

    On December 3, 2008, the Company closed a private placement of 9.2 million units. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $47.25 per share at any time during the five-year term of the warrant. As consideration for the lead purchaser's commitment, the Company issued to the lead purchaser an additional 4 million warrants. The net proceeds of the private placement were approximately $281 million, after deducting share issue costs of $8.8 million. If all outstanding warrants are exercised, the Company would issue an additional 8.6 million common shares.

  (d)
  Public offering of common shares

    In December 2008, the Company issued 900,000 shares at a price of $38 per share under a prospectus supplement to its base shelf prospectus to fund a purchase of surface rights and advance royalty payments in connection with the development of the Pinos Altos property. The net proceeds of the issuance were approximately $34.2 million.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

6.     SHAREHOLDERS' EQUITY (Continued)

  (e)
  Public offering of units

    In 2002, Agnico-Eagle issued 6.9 million units. Each unit consisted one common share and one half of one common share purchase warrant. Each whole warrant entitled the holder to purchase one common share at a price of $19.00. During 2007, 6,873,190 warrants were exercised (2006 — 4,000). The warrants were exercisable at any time prior to November 14, 2007, at which time 22,810 warrants expired.

  (f)
  Accumulated other comprehensive loss

    The opening balance of the cumulative translation adjustment in accumulated other comprehensive loss in 2008 and 2007 of $(15.9) million resulted from Agnico-Eagle adopting the US dollar as its principal currency of measurement. Prior to this change, the Canadian dollar had been used as the reporting currency. Prior periods' consolidated financial statements were translated into US dollars by the current rate method using the year end or the annual average exchange rate where appropriate. This translation approach was applied from January 1, 1994. This translation gave rise to a deficit in the cumulative translation adjustment account within accumulated other comprehensive loss as at December 31, 2008 and 2007.

    The Company has designated certain foreign exchange derivative contracts as cash flow hedges and, as such, unrealized gains and losses on these contracts are recorded in accumulated other comprehensive loss.

    The following table sets out the components of accumulated other comprehensive loss, net of related tax effects:

	2008	2007
Cumulative translation adjustment from adopting US dollar as principal reporting currency	$(15,907)	$(15,907)
Unrealized gain (loss) on available-for-sale securities	1,602	(6,484)
Unrealized loss on hedging activities	(8,888)	—
Cumulative translation adjustments	(299)	(299)
Unrealized gain (loss) on pension liability	400	(1,422)
Tax effect of accumulated other comprehensive loss items	2,484	400

	$(20,608)	$(23,712)

    In 2008, no amounts (2007 — $1.7 million loss) were reclassified from accumulated other comprehensive loss to income to reflect the amortization of gold put option contract premiums for contracts originally scheduled to mature in 2007. In 2008, a $9.0 million gain (2007 — $1.9 million gain, 2006 — $16.6 million gain) was reclassified from accumulated other comprehensive loss to income to reflect the realization of gains on available-for-sale securities due to the disposition of those securities.

  (g)
  Net income per share

    The following table provides the weighted average number of common shares used in the calculation of basic and diluted income per share:

	2008	2007	2006
Weighted average number of common shares outstanding — basic	144,740,658	132,768,049	115,461,046
Add: Dilutive impact of employee stock options	1,148,070	1,189,820	786,358
Dilutive impact of warrants	—	—	2,862,891

Weighted average number of common shares outstanding — diluted	145,888,728	133,957,869	119,110,295

    The calculation of diluted income per share has been computed using the treasury stock method. In applying the treasury stock method, options and warrants with an exercise price greater than the average quoted market price, for the period outstanding, of the common shares are not included in the calculation of diluted income per share as the effect is anti-dilutive.

7.     STOCK-BASED COMPENSATION

  (a)
  Employee Stock Option Plan ("ESOP")

    The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Under this plan, options are granted at the fair market value of the underlying shares on the date of grant. The

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

7.     STOCK-BASED COMPENSATION (Continued)

    number of shares subject to option for any one person may not exceed 5% of the Company's common shares issued and outstanding at the date of grant.

    Up to May 31, 2001, the number of common shares reserved for issuance under the ESOP was 6,000,000 and options granted under the ESOP had a maximum term of ten years. On April 24, 2001, the Compensation Committee of the Board of Directors adopted a policy pursuant to which options granted after that date shall have a maximum term of five years. In 2001, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP by 2,000,000 to 8,000,000. In 2004 and 2006, the shareholders approved a further 2,000,000 and 3,000,000 common shares for issuance under the ESOP, respectively. In 2008, the shareholders approved a further 6,000,000 common shares for issuance under the ESOP.

    Of the 2,549,400 options granted under the ESOP in 2008, 637,350 options granted vested immediately and expire in 2013. The remaining options expire in 2013 and vest in equal installments, on each anniversary date of the grant, over a three-year period. Of the 1,380,000 options granted under the ESOP in 2007, 345,000 options granted vested immediately and expire in 2012. The remaining options expire in 2012 and vest in equal installments, on each anniversary date of the grant, over a three-year period. As a result of the acquisition of Cumberland Resources Ltd. ("Cumberland"), 326,250 options in Cumberland were converted to options of the Company. All these options vested immediately. Of the 1,232,000 options granted under the ESOP in 2006, 308,000 options granted vested immediately and expire in 2011. The remaining options expire in 2011 and vest in equal installments, on each anniversary date of the grant, over a three-year period.

    The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

	2008			2007			2006
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price
Outstanding, beginning of year	3,609,924	C$	30.34	2,478,790	C$	19.55	3,071,625	C$	15.78
Granted	2,549,400		54.84	1,706,250		41.74	1,232,000		24.52
Exercised	(1,340,484)		25.46	(536,116)		17.56	(1,805,085)		16.49
Cancelled	(66,400)		51.32	(39,000)		19.16	(19,750)		19.28

Outstanding, end of year	4,752,440	C$	44.57	3,609,924	C$	30.34	2,478,790	C$	19.55

Options exercisable at end of year	1,860,890			1,908,049			1,137,103

    Cash received for options exercised in 2008 was $33.6 million (2007 — $8.8 million; 2006 — $26.0 million).

    The total intrinsic value of options exercised in 2008 was C$50.5 million.

    The weighted average grant-date fair value of options granted in 2008 was C$16.78 (2007 — C$12.53; 2006 — C$8.17). The following table summarizes information about Agnico-Eagle's stock options outstanding at December 31, 2008:

	Options outstanding				Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price		Number exercisable	Weighted average exercise price
C$6.55 — C$9.20	26,548	1.5 years	C$	7.57	26,548	C$	7.57
C$10.40 — C$14.67	108,100	0.9 years	C$	10.64	108,100	C$	10.64
C$15.60 — C$19.14	281,825	1.14 years	C$	16.42	259,325	C$	16.46
C$19.24 — C$25.60	567,750	2.0 years	C$	23.02	324,000	C$	23.02
C$25.62 — C$31.70	183,332	1.8 years	C$	22.70	122,582	C$	18.81
C$36.23 — C$52.88	1,190,000	3.1 years	C$	47.24	507,500	C$	47.19
C$33.26 — C$66.74	2,394,885	4.0 years	C$	54.80	512,835	C$	54.80

C$6.55 — C$66.74	4,752,440	3.2 years	C$	44.57	1,860,890	C$	36.85

    The weighted-average remaining contractual term of options exercisable at December 31, 2008, was 2.7 years.

    The Company has reserved for issuance 4,752,440 common shares in the event that these options are exercised.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

7.     STOCK-BASED COMPENSATION (Continued)

    The number of un-optioned shares available for granting of options as at December 31, 2008, 2007 and 2006 was 6,349,250, 2,832,250 and 4,212,250, respectively.

    On January 2, 2009, 2,251,000 options were granted under the ESOP, of which 562,750 options vested immediately and expire in the year 2014. The remaining options expire in 2014 and vest in equal installments on each anniversary date of the grant, over a three-year period.

    Agnico-Eagle estimated the fair value of options under the Black-Scholes option pricing model using the following weighted average assumptions:

	2008	2007	2006
Risk-free interest rate	3.65%	4.02%	3.91%
Expected life of options (in years)	2.5	2.5	2.5
Expected volatility of Agnico-Eagle's share price	44.8%	37.6%	48.7%
Expected dividend yield	0.23%	0.29%	0.12%

    The Company uses historical volatility in estimating the expected volatility of Agnico-Eagle's share price.

    The aggregate intrinsic value of options outstanding at December 31, 2008 was C$86.5 million. The aggregate intrinsic value of options exercisable at December 31, 2008 was C$48.2 million.

    The total compensation cost for the ESOP recognized in the consolidated statements of income for the current year was $25.3 million (2007 — $9.8 million; 2006 — $5.2 million). The total compensation cost related to non-vested options not yet recognized was $25.2 million as of December 31, 2008. Of the total compensation cost for the ESOP, $9 million was capitalized as part of construction cost in 2008 (2007 — nil; 2006 — nil).

  (b)
  Incentive Share Purchase Plan

    On June 26, 1997, the shareholders approved an Incentive Share Purchase Plan (the "Purchase Plan") to encourage directors, officers and employees ("Participants") to purchase Agnico-Eagle's common shares at market values.

    Under the Purchase Plan, eligible employees may contribute up to 10% of their basic annual salaries and directors may contribute up to 100% of their annual board and committee retainer fees. For both employees and directors, Agnico-Eagle contributes an amount equal to 50% of each Participant's contribution.

    In 2008, 154,998 common shares were subscribed for under the Purchase Plan (2007 — 167,378; 2006 — 146,249) for proceeds of $9.5 million (2007 — $7.1 million; 2006 — $4.7 million). As at December 31, 2008, 45,181 shares subscribed for in 2008 were not issued. In May 2008, shareholders approved an increase in the maximum amount of shares reserved for issuance under the Purchase Plan to 5,000,000 from 2,500,000. As at December 31, 2008, Agnico-Eagle has reserved for issuance 2,937,153 common shares (2007 — 592,151; 2006 — 759,529) under the Purchase Plan.

8.     INCOME AND MINING TAXES

  Income and mining taxes recovery is made up of the following geographic components:

	2008	2007	2006
Current provision
Canada	$6,143	$3,272	$20,266
Future provision (recovery)
Canada	25,580	20,363	69,645
Finland	(8,899)	(3,702)	11,522
Other	—	—	(2,127)

	$22,824	$19,933	$99,306

  Cash income and mining taxes paid in 2008 were $3.8 million (2007 — $22.1 million; 2006 — $1.4 million).

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

8.     INCOME AND MINING TAXES (Continued)

  The income and mining taxes recovery is different from the amount that would have been computed by applying the Canadian statutory income tax rate as a result of the following:

	2008	2007	2006
Combined federal and composite provincial tax rates	31.1%	32.6%	34.6%
Increase (decrease) in taxes resulting from:
Provincial mining duties	6.9	12.3	12.3
Resource allowances	—	—	(3.5)
Impact of foreign tax rates	—	(2.3)	1.1
Permanent differences	(13.4)	(0.9)	0.8
Valuation allowance	5.8	—	(4.5)
Effect of changes in income tax rates	(6.6)	(29.2)	(2.7)

Actual rate as a percentage of pre-tax income	23.8%	12.5%	38.1%

  As at December 31, 2008 and 2007, Agnico-Eagle's future income and mining tax assets and liabilities were as follows:

	2008		2007
	Assets	Liabilities	Assets	Liabilities
Mining properties	$—	$471,553	$—	$565,613
Net operating and capital loss carry-forwards	21,647	(14,906)	17,805	—
Mining duties	—	(38,669)	—	(55,998)
Reclamation provisions	—	(22,892)	—	(25,499)
Valuation allowance	—	8,330	(11,900)	—

Future income and mining tax assets and liabilities	$21,647	$403,416	$5,905	$484,116

  All of Agnico-Eagle's future income tax assets and liabilities are denominated in local currency based on the jurisdiction in which the Company pays taxes and are translated into US dollars using the exchange rate in effect at the consolidated balance sheet dates. The decrease in future tax liabilities was due in part to the stronger US dollar in relation to the Canadian dollar and the Swedish krona throughout 2008. At December 31, 2008, asset and liability amounts were translated into US dollars at an exchange rate of C$1.2240 per $1.00, and at an exchange rate of SEK 7.8770 per $1.00, whereas at December 31, 2007, asset and liability amounts were translated at an exchange rate of C$0.9881 per $1.00, and at an exchange rate of SEK 6.4568 per $1.00.

  The Company operates in different jurisdictions and accordingly it is subject to income and other taxes under the various tax regimes in the countries in which it operates. The tax rules and regulations in many countries are highly complex and subject to interpretation. The Company may be subject in the future to a review of its historic income and other tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Company's business conducted within the country involved.

  The Company adopted the provision of FIN 48 effective January 1, 2007. As a result of the implementation of FIN 48, the Company reported a $4,487 reduction to the January 1, 2007, balance of retained earnings.

  A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

Balance at January 1, 2007	$4,487
Reductions for foreign exchange	(1,097)

Balance at December 31, 2007	$3,390

Reductions for foreign exchange	(566)

Balance at December 31, 2008	$2,824

  The full amount of unrecognized tax benefits of $2,824, if recognized, would reduce the Company's annual effective tax rate. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

8.     INCOME AND MINING TAXES (Continued)

  The Company is subject to taxes in the following significant jurisdictions: Canada, Mexico, Sweden and Finland, each with varying statutes of limitations. The 1998 through 2008 tax years generally remain subject to examination.

  On November 10, 2008, the Canadian Department of Finance released draft legislation amending section 261 of the Income Tax Act (Canada), which provides new tax calculating currency rules that taxpayers must use when determining their Canadian tax results. These new currency rules allow the Company to prepare its corporate tax return using US dollars instead of translating the annual activity into Canadian dollars. As of December 31, 2008, the draft legislation has not been finalized; however, the Company expects this legislation to be effective for its 2008 tax returns. Management is currently assessing the impact of this legislation on the Company.

9.     ACQUISITIONS

  (a)
  Pinos Altos Project

    In March 2005, the Company entered into an agreement with Industrias Penoles S.A. de C.V. ("Penoles") to acquire the Pinos Altos project in Chihuahua, Mexico. The Pinos Altos project is located in the Sierra Madre gold belt, 225 kilometres west of the city of Chihuahua.

    Under the terms of the agreement, Agnico-Eagle had the option to purchase the Pinos Altos project for cash and share consideration. In March 2006, Agnico-Eagle paid Penoles $32.5 million in cash and issued 2,063,635 common shares to Penoles to obtain 100% ownership of the Pinos Altos project. In addition, the Company incurred $0.2 million in transaction costs associated with the property acquisition.

    The allocation of the total purchase price to the fair values of assets acquired is set out in the table below:

Total Purchase Price:
Purchase price	$66,809
Transaction costs	167

Total purchase price to allocate	$66,976

Fair Value of Assets Acquired:
Pinos Altos mining property	$66,976

  (b)
  Cumberland Resources Ltd.

    On February 14, 2007, the Company and Agnico-Eagle Acquisition Corporation ("Agnico Acquisition"), a wholly-owned subsidiary of the Company, signed an agreement with Cumberland under which the Company and Agnico Acquisition agreed to make an exchange offer (the "Offer") for all of the outstanding common shares of Cumberland not already owned by the Company. At the time, the Company owned 2,037,000 or 2.6% of the outstanding shares of Cumberland on a fully diluted basis. Under the terms of the Offer, each Cumberland share was to be exchanged for 0.185 common shares of Agnico-Eagle. At the time, Cumberland owned 100% of the Meadowbank gold project, located in Nunavut, Canada. As of July 9, 2007, all common shares of Cumberland were acquired pursuant to the Offer. As of July 9, 2007, a total of 13,768,510 of the Company's shares were issued for the acquisition resulting in an increase of $536.6 million in common shares issued. The total purchase price as of July 9, 2007 amounted to $577.0 million which was allocated to various balance sheet accounts, mainly mining properties. On August 1, 2007, Agnico Acquisition, Cumberland and a wholly-owned subsidiary of Cumberland were amalgamated with Agnico-Eagle.

    The results of operations of Cumberland are included in the income statement for the combined entity from April 17, 2007.

    The purchase price paid through the issuance of 13,768,510 shares of the Company is summarized as follows.

Shares Issued
Total Issuance of the Company's Shares for Cumberland Acquisition:
April 16, 2007	11,610,074
April 30, 2007	932,958
July 9, 2007	1,225,478

Total shares issued	13,768,510

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

9.     ACQUISITIONS (Continued)

    In addition, the Company entered into a series of gold derivative transactions in connection with the take-over bid for Cumberland in February 2007. Prior to announcement of the take-over bid by Agnico-Eagle, Cumberland secured a gold loan facility for up to 420,000 ounces. As part of the condition of the gold loan, Cumberland entered into a series of derivative transactions to secure a minimum monetized value for the gold that was expected to be received under the gold loan. Cumberland entered into a zero-cost collar whereby a gold put option was bought with a strike price of C$605 per ounce. The cost of the put option was financed by the sale of a gold call option with a strike price of $800 per ounce. Both of Cumberland's derivative positions were for 420,000 ounces of gold and matured on September 20, 2007, the expected drawdown date of the loan. As Agnico-Eagle's policy is to not sell forward gold production, Agnico-Eagle entered into a series of transactions to neutralize Cumberland's derivative position. Accordingly, Agnico-Eagle purchased call options and sold put options with the exact same size, strike price and maturity as Cumberland's derivative position for $15.9 million. All derivative positions were closed out in late June 2007.

    During 2008 certain tax assets that were not recognized upon the acquisition of Cumberland Resources Limited in 2007 were determined to be more likely than not to be realized. This resulted in a decrease to mineral properties and the future tax liability of $15 million.

    The allocation of the total purchase price for the 100% of Cumberland interest owned by the Company to the fair values of assets acquired is set forth in the table below:

Total Purchase Price:
Purchase price	$536,556
Share of Cumberland previously acquired for cash	9,637
Fair value of options and warrants acquired	18,956
Transaction costs	11,836

Total purchase price to allocate	$576,985

Fair Value of Assets Acquired:
Net working capital acquired (including cash of $96,043)	$81,704
Plant and equipment	40,238
Other net liabilities	(1,399)
Mining properties	736,197
Future income tax liability	(279,755)

Total purchase price	$576,985

10.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2008	2007
Trade payables	$68,571	$58,438
Wages payable	6,484	7,043
Accrued liabilities	32,991	33,040
Current portion of capital lease obligations	9,878	9,706
Other liabilities	21,871	—

	$139,795	$108,227

  Other liabilities mainly consists of the liability portion of the flow-through shares issuance of $17.5 million (note 6(b)).

11.   RELATED PARTY TRANSACTIONS

  As at December 31, 2008, the total indebtedness of Contact Diamond Corporation ("Contact") to the Company was nil (2007 — nil, 2006 — $3.5 million) including accrued interest to December 31, 2008 of nil (2007 — nil, 2006 — $0.1 million). Contact was a consolidated entity of the Company for the year ended December 31, 2002. As of August 2003, the Company ceased consolidating Contact as the Company's investment no longer represented a "controlling financial interest". The loan was originally advanced for the purpose of funding ongoing exploration and operating activities. The loan was repayable on demand with a rate of interest on the loan of 8% per annum. The Company, however, waived the interest on this loan commencing May 13, 2002.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

11.   RELATED PARTY TRANSACTIONS (Continued)

  In 2006, the Company tendered its 13.8 million Contact shares in conjunction with Stornoway Diamond Corporation's ("Stornoway") offer to acquire all of the outstanding shares of Contact. Under the terms of the offer, each share of Contact was exchanged for 0.36 of a Stornoway share resulting in the receipt by the Company of 4,968,747 Stornoway shares. A $4.4 million gain on the exchange of shares was recognized and a gain of $2.9 million was recognized on the write-up of the loan to Contact during 2006. In addition, Agnico-Eagle subscribed to a private placement of subscription receipts by Stornoway for a total cost of $19.8 million. Stornoway acquiring the debt in full by way of assignment of the note in consideration for the issuance to the Company of 3,207,861 common shares of Stornoway at a deemed value of C$1.25 per share on February 12, 2007. In addition, on March 16, 2007, the Company purchased from Stornoway C$5 million in unsecured Series A Convertible Debentures and C$5 million in unsecured Series B Convertible Debentures. Both series of debentures matured two years after their date of issue and interest was payable under the debentures quarterly at 12% per annum. At the option of Stornoway, interest payments could be paid in cash or in shares of Stornoway. During 2008, the interest payments to the Company amounted to C$0.7 million and consisted of 1,940,614 shares (2007 — C$0.9 million of which C$0.6 million was received in cash and the rest 302,450 shares) of Stornoway.

  On July 31, 2008, the Company purchased from treasury 12,222,222 common shares of Stornoway at a price of C$0.90 per common share. Stornoway used the proceeds of the private placement to redeem the C$10 million principal amount of convertible debentures held by the Company and to pay to the Company a C$1 million amendment fee in connection with the amendment of the debentures to permit early redemption. The Company received an additional 527,947 common shares of Stornoway in satisfaction of accrued but unpaid interest on the debentures prior to their redemption. As a result of these transactions, the Company increased its holdings in Stornoway from 27,520,809 common shares (approximately 13.6% of the issued and outstanding common shares) to 40,270,978 common shares (approximately 15.8% of the issued and outstanding common shares).

12.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at December 31, 2008, the total amount of these guarantees was $61.0 million.

  Certain of the Company's properties are subject to royalty arrangements. The following are the most significant royalties.

  The Company has a royalty agreement with the Finnish government relating to the Kittila Mine. Starting 12 months after the mining operations commence, the Company has to pay 2% on net smelter return, defined as revenue less processing costs. The royalty is paid on a yearly basis the following year.

  The Company is committed to pay a royalty on future production from the Meadowbank mine project. The Nunavut Tunngavik-administered mineral claims are subject to production leases including a 12% net profits interest royalty from which annual deductions are limited to 85% of gross revenue. Production from Crown mining leases is subject to a royalty of up to 14% of adjusted net profits, as defined in the Northwest Territories and Nunavut Mining Regulations under the Territorial Lands Act (Canada).

  The Company is committed to pay a royalty on production from properties in the Abitibi area. The type of royalty agreements include but are not limited to net profits interest royalty and net smelter return royalty with percentages ranging from 0.5% to 5%.

  The Company is committed to pay a royalty on production from properties in the Pinos Altos area. The type of royalty agreements include but are not limited to net profits interest royalty and net smelter return royalty with percentages ranging from 2.5% to 3.5%.

13.   LEASES

  (a)
  Capital Leases

    The Company has agreements with third-party providers of mobile equipment for the development of the Meadowbank mine project and the Kittila Mine. These arrangements represent capital leases in accordance with the guidance in FAS 13. The leases for mobile equipment at the Kittila Mine are for five years and the leases for mobile equipment at the Meadowbank mine project are for three years. The effective annual interest rate on the lease for mobile equipment at Meadowbank is 3.15%. The effective annual interest rate on the lease for mobile equipment at Kittila is 4.99%.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

13.   LEASES (Continued)

    The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as at December 31, 2008.

Year ending December 31:
2009	$10,421
2010	7,348
2011	1,424
2012	1,325
2013	2,852
Thereafter	—

Total minimum lease payments	23,370
Less amount representing interest	1,499

Present value of net minimum lease payments	$21,871

    The Company's capital lease obligations at December 31 are comprised as follows:

	2008	2007
Total future lease payments	$23,370	$17,524
Less: Interest	(1,499)	(1,353)

	21,871	16,171

Less: Current portion	9,792	9,706

Long-term portion of capital leases	$12,079	$6,465

    At the end of 2008, the gross amount of assets recorded under capital leases amounted to $30.7 million (2007 — $16.1 million; 2006 — nil).

  (b)
  Operating Leases

    The Company has a number of operating lease agreements involving office space. Some of the leases for office facilities contain escalation clauses for increases in operating costs and property taxes. Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms in excess of one year as at December 31, 2008 are as follows:

    Minimum lease payments:

2009	$1,115
2010	861
2011	822
2012	803
2013	718
Thereafter	6,463

Total	$10,782

    Total rental expense for operating leases was $3.1 million in 2008 (2007 — $1.4 million; 2006 — $0.7 million).

14.   RESTRICTED CASH

  In October 2008, the Company raised approximately $43.5 million through the issuance of 779,250 flow-through common shares at a price of C$70 per share. To comply with the flow-through share agreement, the Company must incur $31.0 million of eligible Canadian exploration expenditures in 2009 related to the expenditures renounced in 2008 (note 6(b)).

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

15.   FINANCIAL INSTRUMENTS

  From time to time, Agnico-Eagle has entered into financial instruments with a number of financial institutions in order to hedge underlying cash flow and fair value exposures arising from changes in commodity prices, interest rates, equity prices or foreign currency exchange rates.

  In 2008, financial instruments which have subjected Agnico-Eagle to market risk and concentration of credit risk consisted primarily of cash, cash equivalents and short-term investments. Agnico-Eagle places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

  Agnico-Eagle generates almost all of its revenues in US dollars. The Company's Canadian operations, which include the LaRonde Mine, the Goldex Mine and the Lapa and Meadowbank mine projects, have Canadian dollar requirements for capital, operating and exploration expenditures.

  Prior to 2006 Agnico-Eagle entered into a series of put and call option contracts to hedge a monthly sum of Canadian dollar expenditures based on its forecast Canadian dollar requirements. The Company's written put options did not qualify for hedge accounting and thus were not designated as hedging instruments. As such, changes in fair value for these instruments were recorded in consolidated statements of income. These instruments were entered into to set a range for the US dollar, along with the zero-cost collar of purchased put options and written call options. In December 2005, the Company's entire foreign exchange derivative position was collapsed generating cash flow of $4.1 million. As a result of this transaction, Agnico-Eagle had no foreign exchange derivative positions at December 31, 2005. In 2006 however, the Company reclassified a gain of $4.1 million relating to its foreign exchange derivative contracts to income. As at December 31, 2006 the remaining balance in accumulated other comprehensive income was nil.

  In 2008, to mitigate the risks associated with fluctuating foreign exchange rates, the Company entered into three zero cost collars to hedge the functional currency equivalent cash flows associated with the Canadian dollar denominated capital expenditures. The purchase of US dollar put options has been financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company is nil. The hedged items represents monthly unhedged forecasted Canadian dollar cash outflows during 2009. The cash flow hedging relationship meets all requirements per SFAS 133 to be perfectly effective, and unrealized gains and losses is recognized within other comprehensive income ("OCI"). Gains and losses deferred in accumulated OCI are reclassified into income when amortization (or depreciation) of the hedged capital asset begins. In other words, gains and losses in accumulated OCI are reclassified into income in the same period or periods the asset affects income. Amounts transferred out of accumulated OCI are recorded in depreciation expense. The total amount of unrealized loss on the hedges was $8.9 million as at December 31, 2008. None of this amount is expected to be reclassified into earnings in 2009.

  As at December 31, 2008, the Company had two unmatured covered call options on available-for-sale securities with an unrecognized premium including a mark-to-market valuation, amounting to $3.9 million. The total amount of $3.9 million will be recognized through the consolidated statements of income in the first quarter of 2009.

  As at December 31, 2008, there were no metal derivative positions.

  Other required derivative disclosures can be found in note 6(f), "Accumulated other comprehensive loss".

  Agnico-Eagle's exposure to interest rate risk at December 31, 2008 relates to its cash and cash equivalents, short-term investments and restricted cash totalling $99 million (2007 — $396 million) and its credit facilities. The Company's short-term investments and cash equivalents have a fixed weighted average interest rate of 3.21% (2007 — 5.14%).

  The fair values of Agnico-Eagle's current financial assets and liabilities approximate their carrying values as at December 31, 2008.

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Annual Audited Consolidated Financial Statements (Prepared in accordance with United States GAAP)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
MANAGEMENT CERTIFICATION
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars, except per share amounts, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except per share amounts, unless otherwise indicated) December 31, 2008